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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                             ERIE INDEMNITY COMPANY
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                   29530P-201
                                 (CUSIP Number)

                                SUSAN HIRT HAGEN
                           c/o ROGER W. RICHARDS, ESQ.
                           RICHARDS & ASSOCIATES, P.C.
                           100 STATE STREET, SUITE 440
                          ERIE, PENNSYLVANIA 16507-1456
                                 (814) 455-0370
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                              ROBERT S. REDER, ESQ.
                       MILBANK, TWEED, HADLEY & McCLOY LLP
                             1 CHASE MANHATTAN PLAZA
                               NEW YORK, NY 10005

                                February 14, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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*    This filing also constitutes Amendment No. 1 to the Schedule 13D dated
     April 19, 1999 filed in respect of Class B Common Stock of Erie Indemnity Company by Bankers Trust Company, the H.O. Hirt Trusts, Susan Hirt Hagen and F. William Hirt, but only insofar as such filing relates to Susan Hirt Hagen.

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                                  SCHEDULE 13D

CUSIP NO.: 29530P-201

(1)  NAME OF REPORTING PERSON: Susan Hirt Hagen

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ ]

     (b)  [ ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS: Not Applicable

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)  SOLE VOTING POWER: 12

(8)  SHARED VOTING POWER: 0

(9)  SOLE DISPOSITIVE POWER: 12

(10) SHARED DISPOSITIVE POWER: 0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.42%*

(14) TYPE OF REPORTING PERSON: IN

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*    Based on 2,843 shares of Class B Common Stock outstanding as of October 24,
     2005 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.


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     This Amendment No. 6 ("this Amendment") amends the statement on Schedule
13D originally filed by Susan Hirt Hagen ("Mrs. Hagen") with the Securities and Exchange Commission (the "Commission") on December 10, 1999 (as amended, the "Hagen Schedule 13D"), with respect to the Class B Common Stock, no par value (the "Class B Common Stock"), of Erie Indemnity Company, a Pennsylvania corporation (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Hagen Schedule 13D. This Amendment also constitutes Amendment No.1 to the Schedule 13D originally filed with the Commission on April 19, 1999 (the "Trustees Schedule 13D") with respect to the Class B Common Stock held by the H.O. Hirt Trusts (the "Trusts") by the former corporate co-trustee of the Trusts, Bankers Trust Company, Mrs. Hagen, F. William Hirt ("Mr. Hirt") and the Trusts, but only insofar as the Trustees Schedule 13D relates to Mrs. Hagen.

     This Amendment is being filed by Mrs. Hagen. The purpose of this Amendment is not to report the purchase or sale of any shares but to clarify the number of shares of Class B Common Stock beneficially owned by Mrs. Hagen.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) Mrs. Hagen is one of the three co-trustees of the Trusts, which beneficially own 2,340 shares of Class B Common Stock held in the Trusts. The other individual co-trustee is Mr. Hirt and the current corporate co-trustee is Sentinel Trust Company, LBA ("Sentinel"). Based on 2,843 shares of Class B Common Stock outstanding as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended October 24, 2005, the 2,340 shares of Class B Common Stock beneficially owned by the Trusts constitute 82.3% of the outstanding shares of Class B Common Stock.

     Pursuant to the First Amendment to the Second Restated Trust Agreement, dated December 22, 1980 (the "Trust Agreement"), all powers pertaining to the administration of the Trusts are exercised by a majority of the trustees in office; provided, however, that in the exercise of the power and authority to sell, exchange or otherwise dispose of or distribute shares of Class B Common Stock, which is subject to substantial restrictions under the terms of the Trust Agreement, the affirmative vote of the trustee designated as the corporate trustee, but not of either individual trustee, is also required. Consequently, Mrs. Hagen disclaims beneficial ownership of the 2,340 shares of Class B Common Stock owned by the Trusts because, since (i) no single trustee can take action on behalf of the Trusts without the consent of at least one other trustee and
(ii) neither Mrs. Hagen nor the other individual trustee, Mr. Hirt, has the right (unlike the corporate trustee, Sentinel, which filed a Schedule 13D of its own following its appointment as corporate trustee) to veto any actions approved by the other two trustees as described above, Mrs. Hagen does not have the power to vote or direct the vote of, or the power to dispose or direct the disposition of, the shares of Class B Common Stock beneficially owned by the Trusts and therefore does not herself beneficially own or control those shares.

     In addition, Mrs. Hagen is the beneficiary of one of the Trusts which holds 1,170 shares (or 41.15%) of the Class B Common Stock for her benefit and a contingent beneficiary of another of the Trusts which holds the same number of shares of the Class B Common Stock, and is the direct beneficial owner of 12 shares (or 0.42%) of the Class B Common Stock. These holdings do not include (i) one share of Class B Common Stock owned by the Hagen Family Limited Partnership ("HFLP"), of which Mrs. Hagen is a limited partner without voting or


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dispositive power over the share, (ii) three shares of Class B Common Stock owned by her husband, Thomas B. Hagen, and (iii) one share of Class B Common Stock owned by her son, Jonathan Hirt Hagen, who is a director of the Company. Mrs. Hagen disclaims beneficial ownership of the shares of Class B Common Stock owned by HFLP, her husband and her son.

     (c) No transactions in the Class B Common Stock has been effected by Mrs. Hagen during the past sixty days.

     (d) No person other than Mrs. Hagen and Mr. Hirt (as beneficiaries and co-trustees of the Trusts) and Sentinel (as co-trustee of the Trusts) is known by Mrs. Hagen to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock held in the Trusts, subject to the necessary approvals of the trustees described above in Item 5(a)-(b).

     (e) For the reasons described above in the second paragraph of Item 5(a)-(b), Mrs. Hagen has determined that she is not the beneficial owner of more than five percent of the outstanding shares of Class B Common Stock by virtue of her position as an individual co-trustee and/or as a beneficiary of the Trusts. Accordingly, Mrs. Hagen will not file any further amendments to the Hagen
Schedule 13D or the Trustees Schedule 13D.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Susan Hirt Hagen
                                        ----------------------------------------
                                        Susan Hirt Hagen

February 14, 2006